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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*

                          STRATEGIC DISTRIBUTION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    862701208
                        ---------------------------------
                                 (CUSIP Number)

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                    153 East 53rd Street, New York, NY 10022
                                 (212) 821-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 31, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


__________________________________
CUSIP No.    862701208
__________________________________

________________________________________________________________________________
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     William R. Berkley
________________________________________________________________________________

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                     (b)[ ]
________________________________________________________________________________

    3       SEC USE ONLY

________________________________________________________________________________

    4       SOURCE OF FUNDS*

                     N/A
________________________________________________________________________________

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
________________________________________________________________________________

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
________________________________________________________________________________

                     7   SOLE VOTING POWER
                         8,125,996 (including 943,249 shares which may be
                         acquired upon exercise of stock purchase options)
                    ____________________________________________________________
     NUMBER OF
       SHARES        8   SHARED VOTING POWER
   BENEFICIALLY
   OWNED BY EACH              0
     REPORTING      ____________________________________________________________
    PERSONS WITH     9   SOLE DISPOSITIVE POWER
                         8,125,996 (including 943,249 shares which may be
                         acquired upon exercise of stock purchase options)
                    ____________________________________________________________
                    10     SHARED DISPOSITIVE POWER

                                0
________________________________________________________________________________
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  8,125,996
________________________________________________________________________________
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
            CERTAIN SHARES*
________________________________________________________________________________
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.9%
________________________________________________________________________________
    14      TYPE OF REPORTING PERSON*

                  IN
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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         This Amendment No. 9 to Schedule 13D ("Amendment No. 9"), filed on behalf of Mr. William R. Berkley ("Mr. Berkley"), relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Strategic Distribution, Inc. (the "Company"), and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the "Commission") on July 20, 1990, as amended and supplemented on each of January 9, 1991, August 5, 1992, January 8, 1993, December 8, 1993, January 21, 1994, and December 22, 1995, by
Amendments No. 1, 2, 3, 4, 5, and 6, respectively, as further amended and restated pursuant to Item 101(a)(2)(ii) of Regulation S-T on June 7, 1996 by Amendment No. 7, and as further amended on January 10, 1997, by Amendment No. 8.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

         Item 3 is hereby amended by inserting the following language after the last paragraph of such Item:

         On July 1, 1996, Mr. Berkley was awarded 2,388 shares of Common Stock pursuant to the Company's 1996 Non-Employee Director Stock Plan (the "1996 Director Plan"). The award was determined based upon the fair market value of the Common Stock of $8.38 per share at May 31, 1996. No purchase price was paid in consideration of this award.

         On December 31, 1996, Mr. Berkley was awarded a non-incentive stock option under the 1996 Director Plan, representing 4,000 shares of Common Stock. The option was immediately exercisable at an exercise price of $8.00 per share, based upon the fair market value of the Common Stock at December 31, 1996, and expires on December 31, 2001. No purchase price was paid in consideration of this award.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

         Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

         (a) Mr. Berkley is the beneficial owner of 8,125,996 shares of Common Stock. Mr. Berkley owns directly 7,186,747 shares of Common Stock, 4,000 shares of which are subject to currently exercisable stock options, and owns indirectly 939,249 shares of Common Stock (as more fully described in Item 6) which are subject to currently exercisable stock options, all of such ownership representing 26.9% of the 30,205,403 issued and outstanding shares (including 943,249 shares which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) of Common Stock.

         (b) Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 8,125,996 shares of Common Stock (including 943,249 shares which may be acquired upon exercise of stock purchase options).



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         (c) On July 1, 1996, Mr. Berkley was awarded 2,388 shares of Common
Stock pursuant to the 1996 Director Plan. The award was determined based upon the fair market value of the Common Stock at May 31, 1996 of $8.38 per share. No purchase price was paid in consideration of this award. After this award, Mr. Berkley was the beneficial owner of 8,539,178 shares of Common Stock.

         On December 31, 1996, Mr. Berkley was awarded a non-incentive stock option under the 1996 Director Plan, representing 4,000 shares of Common Stock. The option became immediately exercisable at an exercise price of $8.00 per share, based upon the fair market value of the Common Stock at December 31, 1996, and expires on December 31, 2001. No purchase price was paid in consideration of this award. After this award, Mr. Berkley was the beneficial owner of 8,543,178 shares of Common Stock.

         On January 31, 1997, Mr. Berkley sold to Andrew Bursky 417,182 shares of Common Stock pursuant to a call option in favor of Mr. Bursky (the "Call Option," more fully described in Item 6). The exercise price for the Call Option of $343,261 was paid to Mr. Berkley in the form of a term note. After the exercise of the Call Option, Mr. Berkley was the beneficial owner of 8,125,996 shares of Common Stock.

         Other than as set forth in this Item 5(c), Mr. Berkley has effected no transactions in the Common Stock during the last 60 days.


Item 7   Material to be Filed as Exhibit
------   -------------------------------

         None
















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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 20, 1997


                                                WILLIAM R. BERKLEY


                                                /s/ William R. Berkley
                                                ----------------------
                                                William R. Berkley






















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